Exhibit 10.15

December 12, 2005 (revised)

Daniel Sutherby

Dear Dan:

We at ABIOMED are pleased to offer you the position of Chief Financial Officer reporting to Michael Minogue, Chairman, CEO & President with a starting salary paid at the semi-monthly rate of $9,375.00 (equivalent to $225,000 per year). You will be eligible to participate in ABIOMED’s benefit plans, which include medical, dental, life, long and short-term disability insurance commencing on your first day of employment.  You will also be eligible to participate in our 401(k) plan, which includes a matching contribution.  All benefits are subject to the provisions of the plan. Also, your vacation will accrue at a monthly rate of 13.33 hours, which is equivalent to four (4) weeks per year.

In addition, you will be paid a sign-on bonus in the amount of $50,000, payable in two $25,000 payments at the end of January and at the end of February 2006, provided that you begin your employment on or before January 3, 2006. Also, you will be eligible for a bonus with an annual target pay-out of $100,000 for outstanding performance.  During your first year, your bonus will be pro-rated based on achievement of personal and Company objectives, which will be established by you and Mike Minogue.

Subject to the approval by the Compensation Committee of the Board of Directors, you will also be granted a sign-on option to purchase 80,000 (eighty thousand) shares of Common Stock of ABIOMED, INC. pursuant to the Company’s Incentive Stock Option Plan.  Under the plan, this option will be granted at the closing market price on the date when you begin employment with ABIOMED.  The option will vest over four years according to the following schedule: 25% on your one-year anniversary of the option issuance date, and 25% on your second, third, and fourth anniversary date of the issuance.  In the event of a change of control, merger, or acquisition, the unvested portion of this option will become fully vested, as provided in the ABIOMED, Inc. 2000 Stock Incentive Plan.

In the event of a change of control, merger, or acquisition (as those terms are currently defined in the ABIOMED, Inc. 2000 Stock Incentive Plan) and your position is eliminated as a result thereof, or your responsibilities are substantially diminished, or you are required to relocate, ABIOMED or its successor: (1) will continue to pay your salary semi-monthly for a period of one year, and; (2) will continue your health benefits for a period up to one year or until you are employed by another firm, whichever occurs first.

Your employment is subject to a background check as well as the successful comple¬tion of a Company-paid initial-employment physical and drug screen.   In addition, all employees are required to sign our standard em¬ploy¬ment, nondisclosure/non-compete agree¬ment and complete all statuto¬ry em¬ployment forms.  Instruc¬tions and docu¬men¬ta¬tion necessary to complete the forms are enclosed.

Once you have had an opportunity to review the above information, please confirm your acceptance of this offer, by signing the original of this letter and returning one copy of this letter to me.  This offer will expire three business days from today.

We look forward to you joining the ABIOMED executive management team and to your many contributions toward our continued growth and success.  Should you have any questions or require more specific information, please call me at (978) 646-1718.

Sincerely,

/s/ Gary Stickel

Gary Stickel
Vice President, Human Resources

AGREED TO AND ACCEPTED

I accept the above described position and terms of employment.  My start date will be January 3, 2006.

/s/ Daniel J. Sutherby	December 13, 2005
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